FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

BBVA Banco Francés S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding the summary of minutes of Ordinary and Extraordinary Shareholders’ Meeting.

SUMMARY OF MINUTES OF BBVA BANCO FRANCÉS S.A. ORDINARY / SPECIAL SHAREHOLDERS’ MEETING – MARCH 27, 2009 (BUENOS AIRES, ARGENTINA)

An Ordinary and Special Shareholders’ Meeting of BBVA Banco Francés S.A. was held in the offices of the Corporation on March 27, 2009, at 4:30 pm. The Meeting was called to order by Mr. Jorge Carlos Bledel, Chairman of the Board of Directors, who also chaired the Meeting.

According to the Share Registry and the Shareholders’ Attendance Registry, a total of 22 shareholders were present: 14 in person and 8 by proxy.

Shareholder Administracion Nacional de la Seguridad Social (ANSES) holds .84% of registered capital for voting and as manager of the Fondo de Garantia para la Sustentabilidad del Sistema Integrado Previsional Argentino (FGS) or Argentine Pension System holds 6.47% of capital recorded at the Meeting. Due to a ceiling provided for in Law # 24.241, regulated in Section 8 of Law # 26.425 shareholding that is to be calculated for voting as FGS manager is 5% of recorded capital. Therefore, the percentage participation for voting is 5.84% which represents 415,068,382 ordinary book entry shares, one vote and one Argentine Peso each: a capital of 415,068,382 Arg. Pesos. Quorum was present with a total shareholder presence of 88.06% over a corporate capital of 471,361.306 Arg. Pesos (which was required by Sections 243 and 244 of the Argentine Business Associations Law (Ley de Sociedades Comerciales) and Section 27 of the Bylaws.)

Mr. Ariel Schmutz, Certified Public Accountant, holder of National Identity Document (DNI) # 13.029.557, was present on behalf of the Argentine Stock Exchange (Bolsa de Comercio de Buenos Aires).

Ms. Maria Ines Pont Lezica was present on behalf of the Comisión Nacional de Valores (Argentine Securities Commission).

The Meeting was called to order and the following items on the Agenda were discussed. Voting percentages are showed below:

1.	APPOINTMENT OF TWO SHAREHOLDERS TO PREPARE AND SIGN THE MINUTES OF THE MEETING, TOGETHER WITH THE CHAIRMAN OF THE MEETING

The appointment of Messrs. Juan Duggan and Gotardo Pedemonte to approve and sign the minutes of the meeting, together with the Chairman, was accepted by majority of votes, as follows:

Positive votes:	384,692,206
Negative votes:	2,638
Abstentions from voting:	24,269,183

2.	DISCUSSION OF THE ANNUAL REPORT, FINANCIAL STATEMENTS, ADDITIONAL INFORMATION AND ALL RELEVANT ACCOUNTING DAT, ALONG WITH THE REPORT OF THE STATUTORY AUDITORS’ COMMITTEE’S AND AUDITOR’S REPORT FOR THE FISCAL YEAR # 134, ENDED ON DECEMBER 31, 2008.

This item was carried unanimously, as follows:

Positive votes:	408,935,579
Negative votes:	0
Abstentions from voting:	28,448

3.	APPROVAL OF THE PERFORMANCE OF THE BOARD OF DIRECTORS’ AND STATUTORY AUDIT COMMITTEE

The performance of the Board of Directors and the Statutory Auditor’s Committee was approved by majority of votes, as follows:

Positive votes:	408,895,805
Negative votes:	18,675
Abstentions from voting:	49,547

4.	DISCUSSION OF THE RESULTS OF FISCAL YEAR # 134, ENDED DECEMBER 31, 2008. DISTRIBUTION OF CASH DIVIDENDS, SUBJECT TO RELEVANT AUTHORIZATIONS

Financial Statements for the year ended December 31, 2008 showed a profit of Arg. Pesos 321,509,795.07. The following was approved by majority of shareholders present:

(i)	Distribution of dividends for a total amount of Arg. Pesos 100,000,000; $ 35 million in cash and $ 65 million through the issue of new book entry shares with a face value of one peso per share. This means an increase in corporate capital of Arg. Pesos 65,000,000. Dividends approved will be distributed pro-rata to the nominal holdings of each shareholder, which represents $ 0.21215 per share; subject to BCRA (Argentine Central Bank) authorization; and

(ii)	Allocation of the amount of Arg. Pesos 64.301.959.01 to the Legal Reserve Fund.

The results of the voting were as follows:

Positive votes:	384,691,844
Negative votes:	0
Abstentions from voting:	24,272,183

5.	COMPENSATION OF THE BOARD OF DIRECTORS FOR THE YEAR ENDED DECEMBER 31, 2007

Shareholders approved by majority of votes total fees for the Board of Directors for the year ended December 31, 2008 in the amount of Arg. Pesos 8,055,528 as follows:

Positive votes:	408,889,901
Negative votes:	21,456
Abstentions from voting:	52,670

6.	DISCUSSION OF THE STATUTORY AUDIT COMMITTEE’S COMPENSATION FOR THE YEAR ENDED DECEMBER 31, 2008

A total amount of Arg. Pesos 24,475.32 received by the members of the Statutory Audit Committee as fees for the year ended December 31, 2008 was approved by a majority of votes, as follows:

Positive votes:	408,781,877
Negative votes:	6,468
Abstentions from voting:	175,682

7.	DETERMINATION OF THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS AND APPOINTMENT OF DIRECTORS, AS APPROPRIATE FOR A TERM OF THREE YEARS

The Shareholders’ Meeting approved by majority of votes (i) the organization of a BOD with 7 regular directors and 1 alternate director; (ii) the renewal of the appointment of Mr. Jorge Carlos Bledel as alternate director, who does not have the status of independent director, as required for local and foreign regulations; (iii) renew the appointment of Mr. Oscar Miguel Castro as regular director, who has the status of independent director as required by local and foreign regulations; (iv) renew the appointment of Mr. Martin Ezequiel Zarich in his position of alternate director, who does not have the status of independent director pursuant to local and foreign regulations.

Positive votes:	407,926,295
Negative votes:	863,409
Abstentions from voting:	174,323

8.	APPOINTMENT OF THREE REGULAR STATUTORY AUDITORS AND THREE ALTERNATE STATUTORY AUDITORS FOR THIS YEAR’S STATUTORY AUDIT COMMITTEE

The appointment of members of the Statutory Committee, including three regular statutory auditors and three alternate statutory auditors as independent auditors, pursuant to the terms of the Argentine Securities Commission regulations, was carried unanimously. The appointments were as follows: Mario Rafael Biscardi, Alejandro Mosquera and Marcelino Agustin Cornejo, as regular statutory auditors; and Julieta Paula Pariso, Carolina Veronica Bouzas and Alejandro Carlos Ortiz, as alternate statutory auditors. The voting results were as follows:

Positive votes:	408,785,171
Negative votes:	3,579
Abstentions from voting:	175,277

9.	COMPENSATION OF CERTIFYING ACCOUNTANT OF FINANCIAL STATEMENTS FOR FISCAL YEAR # 134 ENDED DECEMBER 31, 2008

The amount of Arg. Pesos 1,797,465 plus VAT, as fees for Deloitte & Co., as Accountant Reporting for the tax year ended December 31, 2008 was approved by unanimous consent, as follows:

Positive votes:	408,906,833
Negative votes:	7,830
Abstentions from voting:	49,364

10.	APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE CURRENT YEAR’S FINANCIAL STATEMENTS

The appointment of the firm ESTUDIO DELOITTE & CO. S.R.L., represented by Mr. PABLO FRANCISCO TONINA, as auditors for the financial statements of the year ended December 31, 2009, was approved unanimously, as follows:

Positive votes:	408,918,425
Negative votes:	2,184
Abstentions from voting:	43,418

11.	BUDGET ALLOCATION FOR AUDITING COMMITTEE FOR PROFESSIONAL ADVISORY SERVICES

The allocation of an amount of Arg. Pesos 150,000, pursuant to the terms of Executive Order 677/2001, to the Audit Committee’s budget, was approved by majority of votes, as follows:

Positive votes:	408,906,956
Negative votes:	8,253
Abstentions from voting:	48,818

12.	AMENDMENT OF SECTIONS TEN AND THIRTEEN OF CORPORATE BYLAWS. RESTATEMENT OF CORPORATE BYLAWS

Shareholders approved amendments to both sections by unanimous consent:

CHAPTER III – GOVERNANCE AND REPRESENTATION

SECTION 10: Governance AND REPRESENTATION. A Board of Directors governs the Company. This Board of Directors has between three and nine members,

according to resolutions of the Ordinary Shareholders’ Meeting. Regular Directors (except for the case mentioned later), are appointed for three fiscal years and a third of the Board is renewed every year (or a fraction no less than three.) Shareholders’ Meetings may also appoint the same number of Alternate Directors or less. Likewise, Alternate Directors are appointed for three fiscal years, and the same rules are applicable as those for Regular Directors. Directors, whether Regular or Alternate, may be re-elected indefinitely. Directors shall remain in office until their replacements are elected. In case the Board of Directors has no Regular Directors quorum, for whatever reason, Alternate Directors may act as Regular Directors, with no need for any resolution to be issued by the Board of Directors. In the event of Regular Director’s termination, replacing Alternate Directors shall remain in office until the next Meeting, at which it will be decided if said Alternate Director is confirmed to complete the fiscal year as Regular Director, or if, for such purposes, another Regular Director should be appointed. In case a vacancy occurs in the Board of Directors, the Statutory Committee shall appoint any required Directors for the BOD’s proper operation. The Board of Directors may appoint a General Manager, (who may be a company Director or not), freely revocable, who may delegate executive management functions pursuant to provisions of Section 270 of the Argentine Business Associations Law.

SECTION 13: BOARD OF DIRECTORS’ MEETINGS

The Board of Directors shall meet at least once a month, with no less than full majority of present votes, whereas the Chairman or whoever replaces him/her has two votes in the event of a tie. Notwithstanding monthly ordinary meetings, any member of the Board of Directors may request a special meeting, in which case the Chairman calls the meeting which shall be held on the fifth day after receipt of a request. Otherwise, any Director may call a BOD meeting. Notices shall include the agenda to be discussed. Resolutions shall be recorded in the Minutes Book which shall be signed by Directors and Statutory Auditors present at the meeting.

REMOTE MEETINGS

The Board of Directors may discuss business with members present in person or through video-teleconference, or by other simultaneous transmission of sound and images. For the purposes of determining quorum, this will include the present directors and those who participate remotely through the above mentioned technical means. Directors may be at any location, either in Argentina or abroad.

Minutes of the Meeting with directors participating remotely shall be drafted and signed no later than five days after the meeting was held. Minutes shall be signed by all directors present and a Statutory Committee representative. Directors who have participated remotely may also sign the minutes, but the lack of signature shall not affect the validity of a meeting and its resolutions. Minutes shall include all statements, whether made by directors actually present or those who had participated remotely, as well as their votes on every resolution. The Statutory Audit Committee’s representative at the board’s meeting, shall record in the minutes the names of any directors who participated remotely and the correctness of any resolutions.

The results of the voting were as follows:

Positive votes:	407,677,802
Negative votes:	1,234,257
Abstentions from voting:	51,968

There being no further business to discuss, the Meeting was adjourned at 5:30 p.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	April 15, 2009	By:	/s/ Martín E. Zarich
		Name:	Martín E. Zarich
		Title:	Chief Financial Officer